February 5, 2020

VIA EDGAR

Ms. Ashley Vroman-Lee

Mr. Chad Eskildsen

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heartland Group, Inc. (the “Registrant”): Proxy Statement/Prospectus on Form N-14 (File No. 333-235679)

Dear Ms. Vroman-Lee and Mr. Eskildsen:

The purpose of this letter is to respond to oral comments received from Mr. Eskildsen on January 10, 2020 and from Ms. Vroman-Lee on January 16, 2020 with respect to the Registrant’s Proxy Statement/Prospectus on Form N-14 filed on December 23, 2019 (the “Proxy Statement”) relating to the proposed reorganization of the ALPS | WMC Research Value Fund (the “Target Fund”), a series of Financial Investors Trust (“FIT”), with and into the Heartland Mid Cap Value Fund (the “Acquiring Fund”), a series of the Registrant (the “Reorganization”).

Set forth below are numbered paragraphs identifying the staff’s comments and the Registrant’s responses. Concurrently with the filing of this letter, we are filing Pre-Effective Amendment No. 1 to the Proxy Statement (the “Pre-Effective Amendment”), which incorporates our responses to your comments as set forth below. Any capitalized terms used but not defined herein have the same meanings assigned to them in the Proxy Statement.

Accounting Comments

Comment 1. Under the heading “Comparison of Management, Management Fees, Sales Loads and Expense Limitation Agreements of the Target Fund and Acquiring Fund” in the Proxy Statement, add the following disclosure under this heading: (1) the estimated percentage of the Target Fund’s portfolio holdings to be repositioned prior to the Closing of the Reorganization; (2) the estimated brokerage costs to be incurred in connection with such repositioning (total dollar amount and per share amount); and (3) the estimated capital gains to be incurred in connection with such repositioning (total dollar amount and per share amount).

Response. The Registrant has added the requested disclosures, as reflected in the Pre-Effective Amendment.

Ms. Vroman-Lee

Mr. Eskildsen

Securities and Exchange Commission

February 5, 2020

Comment 2. With respect to the fees and expenses table under the heading “The Funds’ Fees and Expenses” in the Proxy Statement, confirm that the amounts shown represent the current fees and expenses for each Fund per Item 3 of Form N-14.

Response. The fees and expenses shown in the Pre-Effective Amendment for the Target Fund are as of its fiscal year ended October 31, 2019, and the fees and expenses shown in the Pre-Effective Amendment for the Acquiring Fund are as of its most recent semi-annual period ended June 30, 2019. The Registrant believes that using the most recent fiscal year end for the Target Fund and most recent semi-annual period for the Acquiring Fund is representative of the current fees of each Fund in accordance with Item 3 of Form N-14.

Comment 3. Under the heading “Costs and Expenses of the Reorganization” in the Proxy Statement, disclose the estimated dollar amount of the expenses to be incurred in connection with the Reorganization.

Response. The Registrant has added the requested disclosure, as reflected in the Pre-Effective Amendment.

Comment 4. Under the heading “Capitalization” in the Proxy Statement, include footnotes explaining any adjustments made in calculating the Acquiring Fund’s pro forma financial information included in the capitalization table.

Response. The Registrant has added the requested disclosure, as reflected in the Pre-Effective Amendment.

Comment 5. In the Pro Forma Financial Statements in the Reorganization SAI, include footnotes describing any adjustments made in calculating the amounts under the “pro forma combined” columns of the Combined Pro Forma Schedule of Investments, Combined Pro Forma Statement of Assets and Liabilities and Combined Pro Forma Statement of Operations.

Response. The Registrant has added the requested disclosure, as reflected in the Pre-Effective Amendment.

Comment 6. In the Pro Forma Financial Statements in the Reorganization SAI, add the following disclosure in the footnotes to the financial statements: (1) the estimated percentage of the Target Fund’s portfolio holdings to be repositioned prior to the Closing of the Reorganization; (2) the estimated brokerage costs to be incurred in connection with such repositioning (total dollar amount and per share amount); (3) the estimated capital gains to be incurred in connection with such repositioning (total dollar amount and per share amount); and (4) the estimated dollar amount of the expenses to be incurred in connection with the Reorganization.

Response. The Registrant has added the requested disclosure, as reflected in the Pre-Effective Amendment.

Ms. Vroman-Lee

Mr. Eskildsen

Securities and Exchange Commission

February 5, 2020

Legal Comments

Comment 1. In the shareholder letter and elsewhere in the Proxy Statement where it discloses that, as a result of the Reorganization, the Target Fund shareholders are expected to experience a lower management fee and lower net expenses, disclose that the Investor Class shares of Target Fund are also expected to experience higher gross expenses as a result of the Reorganization.

Response. The Registrant has added the requested disclosures, as reflected in the Pre-Effective Amendment.

Comment 2. In accordance with General Instruction G of Form N-14, add the Securities Act file numbers to the applicable filings referenced in bullets one and two.

Response. The Registrant had added the requested disclosure, as reflected in the Pre-Effective Amendment.

Comment 3. Under the heading “The Funds’ Fees and Expenses,” consider moving footnote (1) under the columns related to the Target Fund’s fees and expenses, as applicable, and footnote (3) under the columns related to the Acquiring Fund’s fees and expenses, as applicable.

Response. The Registrant has made the recommended changes, as reflected in the Pre-Effective Amendment.

Comment 4. Please confirm supplementally whether Heartland can recoup waived fees after the Closing of the Reorganization. If so, describe the terms of the arrangement and confirm such recoupment is limited to a period of three years.

Response. The Registrant supplementally confirms that Heartland will not recoup any waived fees after the Closing of the Reorganization. In addition, the Proxy Statement discloses under the “Comparison of Management, Management Fees, Sales Loads and Expense Limitation Agreements of the Target Fund and Acquiring Fund” heading that the Acquiring Fund’s operating expense limitation agreement does not permit Heartland to recapture expenses it has borne through the agreement to the extent that the Acquiring Fund’s expenses in later periods fall below the annual rates set forth in such agreement or in previous agreements.

Comment 5. Under the heading “Costs and Expenses of the Reorganization” in the Proxy Statement, specify which expenses of the Reorganization are to be paid by Heartland and which parties are paying for the costs of repositioning the Target Fund’s portfolio prior to the Closing of the Reorganization.

Response. The Registrant has added the requested disclosure, as reflected in the Pre-Effective Amendment.

Ms. Vroman-Lee

Mr. Eskildsen

Securities and Exchange Commission

February 5, 2020

Comment 6. If a proxy solicitation agent is engaged in connection with the Reorganization, please describe the material terms of such arrangement, the estimated costs of the proxy solicitation services and which party will pay for such arrangement under the heading “Proxy Solicitation.”

Response. The Registrant supplementally provides that it has not retained a proxy solicitation agent as of the date of this letter. However, if a proxy solicitation agent is retained, Heartland (not the Funds) will bear the costs of such proxy solicitation services. Accordingly, the Registrant has revised its current disclosure under the “Proxy Solicitation” heading, as reflected in the Pre-Effective Amendment.

Comment 7. Under the heading “Board Considerations” in the Proxy Statement, disclose why the FIT Board determined the Reorganization was in the best interests of the Target Fund and its shareholders.

Response. The Registrant has added the requested disclosure, as reflected in the Pre-Effective Amendment.

Comment 8. Under the heading “Fund Management” in the Proxy Statement, disclose whether the portfolio managers of each Fund are jointly and primarily responsible for the day-to-day management of each Fund’s portfolio in accordance with Instruction 2 to Item 5(b) of Form N-1A. If not, disclose which portfolio manager of the applicable Fund is primarily responsible for the day-to-day management of such Fund’s portfolio.

Response. The Registrant has added the requested disclosure, as reflected in the Pre-Effective Amendment.

Comment 9. In accordance with Rule 483 of the Securities Act, file an executed copy of the Agreement and Plan of Reorganization under Appendix A of the Proxy Statement.

Response. The Registrant filed an executed copy of the Agreement and Plan of Reorganization under Appendix A of the Proxy Statement, as reflected in the Pre-Effective Amendment.

Please direct any inquiries on this letter and filing to me at (414) 287-9308 or kirgens@gklaw.com. Thank you.

Very truly yours,

/s/ Kristen A. Irgens

Kristen A. Irgens

cc:	Vinita K. Paul, Heartland Group, Inc.
Nicole Best, Heartland Group, Inc.
Ellen Drought, Godfrey & Kahn, S.C.
Peter Fetzer, Foley & Lardner LLP